SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 16, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 16, 2008

TAM CARGO is New Name of Company's Freight Unit
TAM CARGO revenues grow 153% in the international market in 2007

São Paulo, April 16, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) announces that, in accordance with guidelines for brand repositioning in line with the group's expansion, its freight unit has changed its name from TAM Express to TAM Cargo. "The change is part of the plan for restructuring the brand, and consequently, for a new definition of the company's business units. The freight division is growing in business importance for TAM," said Marketing director Manoela Amaro.

In 2007, gross revenues of TAM CARGO totaled R$ 776.8 million, a 60% increase over 2006. This accounted for 9.2% of the company's total billing of R$ 8.5 billion. International freight receipts totaled R$ 416.7 million last year, a 153% increase from the previous year, accounting for 54% of TAM CARGO billing, while in the domestic market, freight revenues climbed 11.9%, totaling R$ 360.1 million.

"The result was attained through sales efforts to strengthen customer loyalty, expansion of agreements with corporate customers, new customers and partnerships with airlines and ground transport companies that extend the coverage of our services," says Marcelo Rodrigues, director of TAM Cargo.

Structured as a business unit, TAM Linhas Aereas has been enjoying double digit growth in revenues since 2004, when it billed R$ 307 million, which then shot up to nearly R$ 777 million in 2007, more than tripling receipts of R$ 239 million garnered in 2003.

Another point emphasized by Rodrigues was the change in the sales model for freight services in Europe. "Previously, space in cargo holds was rented to other companies at fixed monthly rates. Our billing was satisfactory, but limited. With TAM's expansion in Europe, together with market knowledge gained over the years, the option of changing our sales strategy and entering into partnerships with GSAs (General Sales Agents) -- TAM's sales representatives -- has proven to be right on the money."

In 2007, TAM began offering new flights to Milan, Madrid, Frankfurt, Montevideo and Caracas, and now has more than 700 daily domestic and international flights, on which TAM Cargo ships everything from small bags, documents and items, to huge amounts of all kinds of freight such as foodstuffs, footwear, pharmaceutical products, auto parts and electronic appliances.

TAM CARGO uses the cargo holds of the TAM Linhas Aereas fleet, which currently consists of 110 aircraft. The current freight capacity for import and export by TAM CARGO in the international market is 440 tons per day (from Brazil to other countries and vice versa), broken down as follows: 228 tons to Europe; 160 tons to the United States and 52 tons to Mercosur countries.

Investments in 2008

"In 2008, we plan to invest approximately R$ 22 million in infrastructure for domestic freight terminals all over the country. We also expect to invest another R$ 8 million in national and international freight systems. This will enable TAM CARGO to increase its ability to move freight and integrate operational, sales and financial management more fully," said Rodrigues.

For 2008, in addition to acquiring more planes from the Airbus family, the arrival of four Boeing 777-300ER is scheduled, with greater capacity in the hold for shipping freight and will strengthen the international expansion envisioned by the company. The current fleet has 110 planes, and the company expects to end the year at 123. Projections for the close of 2012 are for 147 aircraft in operation.

In the international market, three new destinations or routes -- still on the drawing board -- and new agreements with airlines and ground transportation companies should expand even further the range of options available to freight unit customers.

For the domestic market, the installation of advance stations -- TAM Cargo outlets set up on site at customer facilities -- will be extended. These outlets will make it possible to strengthen still further the bond between TAM Cargo and its customers, offering more flexible and personalized service.

TAM CARGO
TAM Cargo offers a portfolio of services that meets the needs of all publics. TAM Cargo Next Flight, recommended for any sort of urgent shipment as the fastest on the market; TAM Cargo Next Day, suitable for sending any sort of shipment that must be received by the recipient the day after it is sent; TAM Cargo Conventional, ideal for shipping large volume and special freight, as well freight not requiring fast delivery; TAM Cargo International, a service that meets import-export shipment demands for freight moving from airport to airport.

As of now, TAM Cargo serves 42 Brazilian airports with direct flights, takes on cargo in more than 400 cities and delivers to more than 3,900 locations throughout the country. TAM International Cargo reaches some 45 countries and more than 120 cities scattered across Mercosur countries, North America, Europe and the Far East.

In striving to deliver excellent service, TAM Cargo offers customer service channels via www.tamcargo.com.br and its 24-hour Call Center, which allows users to obtain general information about shipping merchandise, price quotes, scheduling pickups and tracking shipments in real time. Service for Sao Paulo and Greater Sao Paulo is done by phone at (11) 5079-9999; other locations should call 0800 562211. Starting May 1, the call center will begin providing service to all of Brazil at 0300 115 9999.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone. (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years and closed March 2008 with a 51.4% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 68.9% in March. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.5 million members and has redeemed more than 5.2 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.